UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. 4)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule l3e-4(h)(S) (Issuer Tender Offer)	☐
Exchange Act Rule l4d-l(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14.4(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Global Yatırım Holding A.Ş.
(as borrower under the Subject Securities issued by Deutsche Bank Luxembourg S.A.)
(Name of Subject Company)

N/A
(Translation of Subject Company’s Name into English (if applicable))

Republic of Turkey
(Jurisdiction of Subject Company’s Incorporation or Organization)

Global Yatırım Holding A.Ş.
(Name of Person(s) Furnishing Form)

U.S.$100,000,000 9.25 per cent. Loan Participation Notes due 2012 issued by Deutsche Bank Luxembourg S.A.
(Title of Class of Subject Securities)

ISIN Code: XS0312972903
Common Code: 031297290
(CUSIP Number of Class of Securities (if applicable))

Global Yatırım Holding A.Ş.
Rihtim Caddesi 51
Karaköy, 34425
Istanbul, Turkey
+90 (212) 244 6000
(Name, Address (including zip code) and Telephone Number (including area code) of
Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

November 28, 2011
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

The following documents are attached as exhibits to this Form CB:

Exhibit No.	Document
99.1	Exchange Offer and Consent Solicitation Memorandum dated November 28, 2011*

*	Previously furnished as Exhibit 99.1 to Form CB submitted to the Securities and Exchange Commission on November 29, 2011.

Item 2. Informational Legends

The required legends have been included in prominent portions of Exhibit 99.1 referred to in Item 1.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

The following documents are attached as exhibits to this Form CB:

Exhibit No.	Document
99.2	Press Release dated November 28, 2011(1)
99.3	Press Release dated December 5, 2011(2)
99.4	Press Release dated December 8, 2011(3)
99.5	Press Release dated December 21, 2011(4)
99.6	Press Release dated February 10, 2012†

(1)	Previously furnished as Exhibit 99.2 to Form CB submitted to the Securities and Exchange Commission on November 29, 2011.
(2)	Previously furnished as Exhibit 99.3 to Form CB/A submitted to the Securities and Exchange Commission on December 6, 2011.
(3)	Previously furnished as Exhibit 99.4 to Form CB/A submitted to the Securities and Exchange Commission on December 9, 2011.
(4)	Previously furnished as Exhibit 99.5 to Form CB/A submitted to the Securities and Exchange Commission on December 21, 2011.
†	Furnished herewith.

PART III - CONSENT TO SERVICE OF PROCESS

Concurrently with furnishing the Form CB on November 29, 2011, the Company submitted to the Securities and Exchange Commission a Form F-X executed by the Company and the agent for service of process.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Mehmet Kutman
(Signature)

Mehmet Kutman
Chairman of the Board of Directors, Global Yatırım Holding A.Ş.
(Name and Title)

/s/ Serdar Kirmaz
(Signature)

Serdar Kirmaz
Managing Director, Global Yatırım Holding A.Ş.
(Name and Title)

February 13, 2012
(Date)